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www.foxrothschild.com

November 19, 2018

VIA EDGAR

Office of Healthcare and Insurance

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington D.C. 20549

Attention:  Franklin Wyman, Angela Connell, Irene Paik and Mary Beth Breslin

Re:	DiaMedica Therapeutics Inc.
Registration Statement on Form S-1
Filed November 9, 2018
File No. 333-228313

Ladies and Gentlemen:

This letter is submitted on behalf of DiaMedica Therapeutics Inc. (the “Company”) in response to comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Company’s Registration Statement on Form S-1 filed on November 9, 2018 (“Form S-1”), as set forth in the Staff’s letter dated November 15, 2018 to Rick Pauls, Chief Executive Officer (the “Comment Letter”). The Company is concurrently submitting Amendment No. 1 to Form S-1 (“Amendment No. 1”), which includes changes to reflect responses to the Staff’s comments. In addition to addressing the comments raised by the Staff in the Comment Letter, the Company has included other revisions and updates to its disclosure in Amendment No. 1.

For the convenience of the Staff, the numbering of the paragraphs below corresponds to the numbering of the comments in the Comment Letter, the text of which we have incorporated into this response letter for convenience in italicized type and which is followed by the Company’s response. In the responses below, page number references are to Amendment No. 1.

U.S. Securities and Exchange Commission

November 19, 2018

In addition to submitting this letter via EDGAR, we are sending via Federal Express three (3) copies of each of this letter and Amendment No. 1 (marked to show changes from the Form S-1).

Registration Statement on Form S-1 filed November 9, 2018

Item 1. Business

Cover Page

1.

We note that you have applied to list your common shares on the Nasdaq Capital Market but no assurance can be given that your application will be approved. Please tell us whether you will continue your offering if your listing is not approved. If you intend to proceed with your offering before receiving approval of your listing application, please revise your disclosure to clarify that the listing of the common shares on the Nasdaq Capital Market is not a condition to the offering.

RESPONSE: The Company respectfully advises the Staff that it does not intend to continue its offering if the Company’s listing application for its common shares is not approved by the Nasdaq Capital Market.

Prospectus Summary

Overview, page 1

2.

Please revise your disclosure to eliminate any suggestion that your candidates have been or will ultimately be determined to be safe or effective for purposes of granting marketing approval by the FDA or comparable agency, including comparisons to currently approved drugs. For example, you state that the results of your five clinical trials with DM199 have shown that "DM199 is safe" and that numerous internal and third party analyses demonstrate DM199 bioequivalence to Kailikang®. We will not object if you provide balanced summary of the data and analyses that demonstrate bioequivalence to Kailikang®.

RESPONSE: In response to the Staff’s comment, the Company has revised its disclosure on page 1 of Amendment No. 1 to, among other things, remove the statement that the clinical trials have shown that DM199 is “safe” and to indicate that DM199 has not been, and the Company cannot provide any assurance that it ultimately will be, determined to be safe or effective for purposes of granting marketing approval by the FDA or any comparable agency.

U.S. Securities and Exchange Commission

November 19, 2018

Implications of Being an Emerging Growth Company, page 7

3.

Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

RESPONSE: The Company respectfully advises the Staff that it will provide copies of any and all written communications, as defined in Rule 405 under the Securities Act, that it uses in meetings with potential investors in reliance on Section 5(d) of the Securities Act on a supplemental basis. Such materials will only be made available for viewing by such investors during the Company’s presentation. Pursuant to Rule 418 under the Securities Act, such copies shall not be deemed to be filed with, or a part of or included in, the Form S-1, as amended. Additionally, pursuant to Rule 418(b) under the Securities Act, the Company will request that the Staff return copies of such materials to the Company. Other than these materials, the Company will not provide, and will not authorize any person to provide, any written materials in reliance on Section 5(d) of the Securities Act. The Company will undertake to provide the Staff with copies of any additional written communications that are presented to potential investors by it or anyone authorized to do so on its behalf in reliance on Section 5(d) of the Securities Act, whether or not such potential investors retain copies of the communications.

Use of Proceeds, page 45

4.

We note that you intend to use the net proceeds from this offering to fund clinical development of DM199. Please revise your disclosure to specify the expected stage of development you expect to achieve with the proceeds of this offering. In addition, to the extent the proceeds will not be sufficient to fund development of your product candidates through regulatory approval and commercialization, please also disclose the sources of other funds needed to reach regulatory approval and commercialization of your product candidates. Refer to Instruction 3 to Item 504 of Regulation S-K.

RESPONSE: In response to the Staff’s comment, the Company has added disclosure to page 45 of Amendment No. 1 to specify the expected stage of development the Company expects to achieve with the net proceeds of this offering and the Company’s expectation that additional funding will be required to reach regulatory approval and commercialization of the Company’s product candidates.

U.S. Securities and Exchange Commission

November 19, 2018

General

5.	Please provide us proofs of all graphics, visual, or photographic information you will provide in the printed prospectus prior to its use, for example in a preliminary prospectus.

RESPONSE: The Company respectfully advises the Staff that no additional graphics, visual, or photographic information will be used in its printed prospectus other than those currently contained in Amendment No. 1. If the Company determines that it will include any additional graphic, visual or photographic information, it will promptly provide such information to the Staff in an amendment or on a supplemental basis.

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (612) 607-7287 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Amy E. Culbert

Amy E. Culbert

cc:	Rick Pauls, President and Chief Executive Officer of the Company
Scott Kellen, Chief Financial Officer of the Company